















Shon C. Bury • 3rd

Owner, Space Goat Productions, Inc. and Publishing Consultant

Bellingham, Washington

InMail ···

Space Goat Productions, LLC

Green River College

See contact info

500+ connections

Writer, Editor, Project Management, Business Development, Publisher, and Content Creation/IP Development. I also like cats.

Experience

Owner
Space Goat Productions, LLC
2006 – Present • 12 yrs

Space Goat Productions is a talent agency and production studio in comic books, commercial art, and concept design. As President and CEO, my job duties include seeking out new business opportunities and building/maintaining relationships with our client base and vendors.

Freelance Writer
Independent
1994 – Present • 24 yrs

As a freelance writer, I have written and/or created dozens of comic book for Marvel, DC, WildStorm, and various small press companies. Over the past eleven years, I have focused on creator-owned comic--when I'm not performing my job duties as President of Space Goat Productions.

Comics Bulletin, In The Trenches

Columnist
Comics Bulletin, In The Trenches
2008 – 2010 • 2 yrs

In the Trenches is my (mostly) bi-weekly column about the comic-book industry. From my unique vantage point as a freelance writer, editor,and talent manager, I like to think my opinions about working in comics is at least a little bit interesting.

Atomic Pop Art Entertainment, LLC

Publisher and EIC
Atomic Pop Art Entertainment, LLC
Oct 2006 – Mar 2008 • 1 yr 6 mos

As publisher and EIC of Atomic Pop Art Entertainment, LLC, it is my duty to generate a publishing plan and schedule, bring new creators and projects to the company, develop

marketing and PR department to successfully bring our books to market.

**Sequential Studios**

Studio Representative
Sequential Studios
2005 – 2006 • 1 yr

Job duties included finding new talent, managing new talent, and securing work for our pool of artists in the comic book industry.

Show more ⌄

Education

**Green River College**

Green River College
AA, English
1990 – 1992
Activities and Societies: Phi Beta Kappa

English

**University of Washington**

University of Washington
English Language and Literature, General

Studied English

Skills & Endorsements

Publishing · 65

 Endorsed by **Danny Fingeroth and 2 others who are highly skilled at this**

 Endorsed by **5 of Shon C.'s colleagues at Space Goat Productions**

Comics · 41

 Endorsed by **J.M. DeMatteis and 4 others who are highly skilled at this**

 Endorsed by **3 of Shon C.'s colleagues at Space Goat Productions**

Storytelling · 40

 Endorsed by **J.M. DeMatteis and 1 other who is highly skilled at this**

Show more ⌄